As filed with the Securities and Exchange Commission on May 30, 1997.

                                         Registration No. 333-

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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  -----------

                                   FORM S-6

                REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                  -----------

                 GLENBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT B

                           (Exact Name of Trust)

                    GLENBROOK LIFE AND ANNUITY COMPANY
                             (Name of Depositor)
                              3100 SANDERS ROAD
                            NORTHBROOK, IL 60062
          (Complete Address of Depositor's Principal Executive Offices)

                        MICHAEL J. VELOTTA, ESQUIRE
                       GLENBROOK LIFE AND ANNUITY COMPANY
                             3100 SANDERS ROAD
                           NORTHBROOK, IL 60062

               (Name and Complete Address of Agent for Service)

                    Copy to:
                    JOAN E. BOROS, ESQUIRE
                    KATTEN, MUCHIN & ZAVIS
                    1025 THOMAS JEFFERSON STREET, N.W.
                    WASHINGTON, D.C.  20007-5201

Securities being offered -- flexible premium variable universal life insurance contracts.

                             -----------

Approximate date of proposed public offering: as soon as practicable after the effective date of this registration statement.

The registrant hereby declares that it is registering an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940.

The registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.


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

                   GLENBROOK LIFE AND ANNUITY COMPANY
                           FLEXIBLE PREMIUM
              VARIABLE UNIVERSAL LIFE INSURANCE CONTRACTS

                          3100 SANDERS ROAD
                        NORTHBROOK, IL 60062
                      TELEPHONE (800) 755-5275
                            -----------

         This prospectus describes the "Glenbrook [PRODUCT NAME] Variable Universal Life," a flexible premium variable universal life insurance contract (the "Contract") offered by Glenbrook Life and Annuity Company ("we" or "us" or the "Company") for prospective insured persons age 18-85. The Contract is designed to provide both life insurance protection and flexibility in connection with premium payments and death benefits. The Contract Owner may, subject to certain restrictions, vary the frequency and amount of the premium payments and increase or decrease the level of life insurance benefits payable under the Contract. This flexibility allows the Contract Owner to provide for changing insurance needs within the confines of a single insurance contract.

         The Company will not accept any premium which would cause the Contract not to qualify as a life insurance contract under the Internal Revenue Code (the "Code"). In addition, we will not initially accept any premium which would cause the Contract to become a modified endowment contract under the Internal Revenue Code. For the Company to accept a premium that would cause the Contract to become a modified endowment contract, we must first receive from the Contract Owner written acknowledgment of his or her understanding that, upon acceptance of the premium, the Contract will become a modified endowment contract.

         The Contract provides for a Death Benefit payable upon the Insured's death. The Proceeds payable to the beneficiary equal the Death Benefit less any Indebtedness and less any unpaid Monthly Deduction Amounts occurring during a Grace Period (if applicable). The Contract Owner may choose one of two Death Benefit options: (1) a level amount which generally equals the Specified Amount of the Contract; or (2) a variable amount which generally equals the Specified Amount plus the Account Value. While the Contract remains in force, the Death Benefit will not be less than the maximum of the current Specified Amount of the Contract or the Account Value multiplied by the Death Benefit Ratio. The minimum Specified Amount of the Contract is $50,000. The Contract is guaranteed to stay in force for the first three contract years regardless of the level of the cash surrender value as long as the Contract Owner pays a specified minimum premium (see page x). In addition, the Contract can be guaranteed to stay in force and provide a Guaranteed Minimum Death Benefit for a specified period through the payment of a Guarantee Period Premium (see page X).

         There is no guaranteed minimum Account Value for the Contract. The Account Value of the Contract will vary up or down to reflect the investment experience of the Portfolios to which premiums have been allocated. The Contract Owner bears the investment risk for all amounts so allocated. The Account Value will also reflect the amount of premium payments, any partial withdrawals, and any charges imposed. The Contract continues in effect while the Cash Surrender Value is sufficient to pay the monthly charges under the Contract ("Monthly Deduction Amount").

         Premiums are allocated to the Glenbrook Life Variable Life Separate Account B (the "Variable Account"). The Variable Account will invest in shares of one or more managed investment companies (the "Funds") each of which will have multiple investment portfolios (the "Portfolios"). All of the Portfolios of the Funds which are described in this Prospectus may not be available with your Contract. Presently, the Variable Account will invest in shares of the following
Funds:

         -        Dean Witter Variable Investment Series ("Dean Witter Fund")

         - Dreyfus Variable Investment Fund and The Dreyfus Socially Responsible Growth Fund, Inc. (collectively, the "Dreyfus Funds")

         - Fidelity Variable Insurance Products Fund ("VIP") and Fidelity Variable Insurance Products Fund II ("VIP II")(collectively, the "Fidelity Funds")

         -        MFS-Registered Trademark- Variable Insurance Trust (the
"MFS Fund")

         - American Century Variable Portfolios, Inc., (the "American Century Funds")

         The Dean Witter Fund has four available Portfolios: (1) VIS Dividend Growth (2) VIS European Growth (3) VIS Quality Income Plus and (4) VIS
Utilities. The Dreyfus Funds have four available Portfolios: (1) VIF Growth and Income (2) VIF Money Market (3) The Dreyfus Socially Responsible Growth Fund, Inc. and (4) VIF Small Company Stock. The Fidelity Funds have three available Portfolios: (1) VIP II Contrafund (2) VIP Growth and (3) VIP High Income. The MFS Fund has two available Portfolios: (1) MFS Emerging Growth Series and (2) MFS Limited Maturity Series. The American Century Funds have two available Portfolios: (1) American Century VP Balanced and (2) American Century VP International.


         IT MAY NOT BE ADVANTAGEOUS TO PURCHASE VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE OR IF YOU ALREADY OWN A VARIABLE LIFE INSURANCE CONTRACT.

         THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE APPLICABLE ELIGIBLE FUNDS WHICH CONTAIN A FULL DESCRIPTION OF THOSE FUNDS. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE PRODUCTS DESCRIBED HEREIN ARE NOT DEPOSITS OF, OR GUARANTEED BY, ANY BANK, NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPLE AMOUNT INVESTED.

         The Contracts may not be available in all states.

         THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON.

         THE DATE OF THIS PROSPECTUS IS                 , 1997.

                                                      TABLE OF CONTENTS





                                                                                                                               Page
SUMMARY.................................................................................................................
SPECIAL TERMS...........................................................................................................
THE COMPANY.............................................................................................................
THE VARIABLE ACCOUNT....................................................................................................
   General..............................................................................................................
   Funds................................................................................................................
THE CONTRACT............................................................................................................
   Application for a Contract...........................................................................................
   Premiums.............................................................................................................
   Allocation of Premiums...............................................................................................
   Accumulation Unit Values.............................................................................................
DEDUCTIONS AND CHARGES..................................................................................................
   Monthly Deductions...................................................................................................
      Cost of Insurance Charge..........................................................................................
      Monthly Administrative Expense Charge.............................................................................
   Other Deductions.....................................................................................................
      Mortality and Expense Risk Charge.................................................................................
      Taxes Charged Against the Variable Account........................................................................
      Charges Against the Funds.........................................................................................
      Premium Expense Charge............................................................................................
      Surrender Charge..................................................................................................
CONTRACT BENEFITS AND RIGHTS............................................................................................
   Death Benefit........................................................................................................
   Three Year Continuation Period ......................................................................................
   Guarantee Period ....................................................................................................
   Accelerated Death Benefit............................................................................................
   Other Benefits.......................................................................................................
   Account Value........................................................................................................
   Transfer of Account Value............................................................................................
   Dollar Cost Averaging................................................................................................
   Automatic Rebalancing................................................................................................
   Contract Loans.......................................................................................................
   Amount Payable on Surrender of the Contract..........................................................................
   Partial Withdrawals..................................................................................................
   Maturity.............................................................................................................
   Lapse and Reinstatement..............................................................................................
   Cancellation and Exchange Rights.....................................................................................
   Suspension of Valuation, Payments and Transfers......................................................................
THE FIXED ACCOUNT.......................................................................................................
    Introduction .......................................................................................................
    General Description.................................................................................................
OTHER MATTERS...........................................................................................................
   Voting Rights........................................................................................................
   Statements to Contract Owners........................................................................................
   Limit on Right to Contest............................................................................................
   Misstatement as to Age and Sex.......................................................................................
   Payment Options......................................................................................................
   Beneficiary..........................................................................................................
   Assignment...........................................................................................................
   Dividends............................................................................................................
EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY.........................................................................
DISTRIBUTION OF THE CONTRACTS...........................................................................................
SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS............................................................................
FEDERAL TAX CONSIDERATIONS..............................................................................................
   Introduction.........................................................................................................
   Taxation of the Company  and the Variable Account....................................................................
   Taxation of Contract Benefits........................................................................................
   Modified Endowment Contracts.........................................................................................
   Diversification Requirements.........................................................................................
   Ownership Treatment..................................................................................................
   Policy Loan Interest.................................................................................................
ADDITIONAL INFORMATION ABOUT THE COMPANY................................................................................
LEGAL PROCEEDINGS.......................................................................................................
LEGAL MATTERS...........................................................................................................
REGISTRATION STATEMENT..................................................................................................
EXPERTS.................................................................................................................
FINANCIAL INFORMATION...................................................................................................
FINANCIAL STATEMENTS....................................................................................................
APPENDIX A..............................................................................................................


                                SUMMARY

NOTE: A glossary of Special Terms used in this Prospectus appears at page 6, immediately following this Summary.

THE CONTRACT

The Contracts are life insurance contracts with death benefits, cash values, and other traditional life insurance features. The Contracts are "variable." This means that unlike the fixed benefits of ordinary universal life insurance, the Account Value will increase or decrease based on the investment experience of the investment Portfolios of the Funds to which premiums have been allocated. Similarly, the Death Benefit may increase or decrease under some circumstances, but so long as the Contract remains in effect, the Death Benefit will be at least equal to the greater of the Specified Amount or the Account Value multiplied by the Death Benefit ratio under your Contract if no withdrawals are made. The Contracts are credited with units ("Accumulation Units") to calculate cash values. The Contract Owner may transfer the Account Value among the multiple sub-accounts ("Variable Sub-Accounts") of the Variable Account.

         The Contracts are issued on a single life basis and provide a death benefit payable to the beneficiary if the insured dies while the Contract is In Force.

         In some states, the Contracts may be issued in the form of a group Contract. In those states, certificates will be issued evidencing a purchaser's rights under the group Contract. In certain states, certificates are issued under group Contracts issued to the [Financial Services Group Insurance Trust, an Illinois Trust.] The terms "Contract" and "Contract Owner", as used in this Prospectus, refer to and include such a certificate and certificate owner, respectively.

THE VARIABLE ACCOUNT AND THE FUNDS

The Variable Account funds the Contracts offered by this prospectus. The Variable Account is a unit investment trust registered as such with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the "1940 Act"). The Variable Sub-Accounts each invest in a corresponding Portfolio of the Funds.

         Applicants should read the prospectuses for the Funds in connection with the purchase of a Contract. The investment objectives of the portfolios are briefly summarized below under "Funds", page 8. Presently, the Variable Account invests in shares of the following Funds:

         -        Dean Witter Variable Investment Series (the "Dean Witter Fund")
         -        Dreyfus Variable Investment Fund and The Dreyfus Socially Responsible
Growth Fund, Inc. (collectively the "Dreyfus Funds")

         -        Fidelity Variable Insurance Products Fund and  Fidelity Variable
Insurance Products Fund II (collectively, the "Fidelity Funds")

         -        MFS-Registered Trademark- Variable Insurance Trust (the "MFS Fund")

         -        American Century Variable Portfolios, Inc. (the "American Century
Funds").

         The assets of each Portfolio are accounted for separately from the other Portfolios and each has distinct investment objectives and policies which are briefly summarized on Page ___ of this prospectus and described more fully in the accompanying prospectuses for the Funds.

PREMIUMS

The Contract requires the Contract Owner to pay an initial premium due by the Contract Date which must be paid in advance. The Contract Owner may make premium payments at any time and in any amount while the Contract is In Force, subject to certain conditions.

         - Premium payments may be made at any time and in any amount necessary to avoid termination of the Contract

         - The Company will not accept any premium which would cause the Contract not to qualify as a life insurance contract under the Code, unless the Contract Owner submits a written request to increase the specified amount to an amount able to sustain the additional premium. The request to increase the specified amount will require evidence of insurability and approval by the Company.

         - The Company will not accept any premium which would cause the Contract to become a modified endowment contract (see , page ) under the Code, unless the Contract Owner provides written acknowledgment of the Contract Owner's understanding that the Contract will become a modified endowment contract.


DEDUCTIONS AND CHARGES

On each Monthly Activity Date, the Company will deduct a Monthly Deduction Amount from the Account Value. The Monthly Deduction Amount will be taken proportionately from the Variable Sub-Accounts and the Fixed Account to which the Account Value is allocated. The Monthly Deduction Amount includes a cost of insurance charge, monthly administrative expense charge, and the monthly charges for any additional benefits selected. The monthly cost of insurance charge is to cover the Company's anticipated mortality costs. In addition, the Company will deduct from the Account Value a monthly administrative charge (currently $20.00 for the first Contract Year and $7.50 per month thereafter). This charge compensates the Company for administrative expenses incurred in the administration of the Variable Account and the Contracts. The Company will also deduct from the Variable Account a daily charge equal to an annual rate of 0.60% for the mortality and expense risks the Company assumes in relation to the Contracts. If the Cash Surrender Value is not sufficient to cover a Monthly Deduction Amount due on any Monthly Activity Date, the Contract may lapse. See "Deductions and Charges -- Monthly Deductions," page 12, and "Contract Benefits and Rights -- Lapse and Reinstatement," page 17.

A premium expense charge (currently 4%) will be deducted from each premium received prior to being allocated to the Variable Sub-accounts or the Fixed Account. This charge compensates the Company for premium taxes imposed by various states and for federal taxes resulting from the applicaiton of Section 848 of the Code.

Prospective owners of the Contract should review the prospectuses for the Funds which accompany this Prospectus for a description of the charges and expenses borne by the Funds in connection with each Fund's respective operations.

When a partial withdrawal is made, a partial withdrawal fee will be deducted from the Account Value (currently, the lesser of $25 or 2% of the amount withdrawn).

A full surrender of the Contract will be subject to a surrender charge as set forth below:

                                          Schedule of Surrender Charges

CONTRACT YEAR                                        SURRENDER CHARGE**
1-7 ..................................................      30%
8   ..................................................      27%
9   ..................................................      24%
10  ..................................................      20%
11  ..................................................      16%
12  ..................................................      12%
13  ..................................................      8%
14  ..................................................      4%
15  ..................................................      0%

**                  Surrender Charge as a Percentage of the lesser of the
premium paid or the Target Premium.

The Surrender Charge is imposed to cover a portion of the sales expense incurred by the Company in distributing the Contracts. This expense includes agents' commissions, advertising and the printing of prospectuses. See "Deductions and Charges -- Other Deductions -- Surrender Charge," page 14.

For a discussion of the tax consequences of a full or a partial withdrawal, see "Federal Tax Considerations," page 23.


DEATH BENEFIT

If the Insured dies while the Contract is In Force, we will pay the Death Benefit (less any Indebtedness and certain unpaid Monthly Deduction Amounts) to the beneficiary. The Contract Owner may choose one of two Death Benefit options: a level amount which generally equals the Specified Amount of the Contract; or a variable amount which generally equals the Specified Amount plus the Account Value. As long as the Contract remains In Force, the Death Benefit under either option will be at least equal to the greater of the current Specified Amount of the Contract; or the Account Value multiplied by the applicable Death Benefit ratio set forth in the Contract. See "Contract Benefits and Rights -- Death Benefit," page 15.


ACCOUNT VALUE

The Account Value of the Contract will increase or decrease to reflect both the investment experience of the Portfolios to which Account Value is allocated, and deductions for the mortality and expense risk charge and the Monthly Deduction Amount. The Account Value also includes the value of the Fixed Account and the value of the Loan Account, if any. There is no minimum guaranteed Account Value. The Contract Owner therefore bears the entire risk of the investment in the Fund Portfolios. See "Contract Benefits and Rights -- Account Value," page 15.


THREE YEAR CONTINUATION PERIOD

The Contract is guaranteed to stay In Force for the first three contract years if total premiums paid less the amount of any partial withdrawals and indebtedness equals or exceeds the Cumulative Minimum Premium. See "Contract Benefits and Rights -- Three Year Continuation Period," page 15.

GUARANTEE PERIOD

The Contract will not be terminated during the guarantee period even if the cash surrender value is zero as long as the amount of the cumulative premiums paid less partial withdrawals and Contract Loans is less than the Cumulative Guarantee Period Premium. The Contract Owner can select one of three options for the Guarantee Period: (1) no guarantee period; (2) the maximum of 10 years or the Insured's attained age 65; or (3) a lifetime Guarantee Period. See "Contract Benefits and Rights -- Guarantee Period," page 15.


CONTRACT LOANS

A Contract Owner may obtain a cash loan from the Company. Loans are secured by the Contract. The maximum amount available for such loans is 90% of the Contract's Cash Value, less 100% of any loans existing on the date of the loan request.


LAPSE

Under certain circumstances a Contract may terminate if the Cash Surrender Value on any Monthly Activity Date is less than the required Monthly Deduction Amount. The Company will give written notice to the Contract Owner and a 61 day grace period during which additional amounts may be paid to continue the Contract and avoid lapse of the Contract. See "Contract Benefits and Rights -- Contract Loans," page 16 and "Lapse and Reinstatement," page 17.


CANCELLATION AND EXCHANGE RIGHTS

A Contract Owner has a limited right to return his or her Contract for cancellation. If the Contract Owner returns the Contract for cancellation, by mail or hand delivery, to the agent who sold the Contract, within 45 days of the date of the execution of the application for the Contract, or within 10 days after receipt of the Contract by the Contract Owner (in some states, this free-look period is longer), the Company will return to the Contract Owner within 7 days thereafter the premiums paid for the Contract adjusted to reflect any investment gain or loss resulting from allocation to the Variable Account prior to the date of cancellation, unless state law requires a return of premium without such adjustments. In those states where the Company is required to return the premiums paid upon cancellation of the Contract at the end of the free look period, and where it has been approved by the appropriate state, the Company reserves the right to allocate all premium payments made prior to the expiration of the free-look period to the Money Market Sub-account of the Variable Account.

Once the Contract is in effect, it may be exchanged during the first 24 months after issuance for a contract on the life of the Insured without requiring proof of insurability. The new contract value will not vary with the investment experience of the Variable Account. See "Contract Benefits and Rights -- Cancellation and Exchange Rights," page 18.


TAX CONSEQUENCES

The current Federal tax law generally excludes all death benefit payments from the gross income of the Contract beneficiary. Some of these Contracts may be classified as modified endowment contracts. This status does not affect the Contracts' classification as life insurance, nor does it affect the exclusion of death benefit payments from gross income. However, loans, distributions or other amounts received under a modified endowment contract may be subject to a 10% tax penalty and are taxed to the extent of accumulated earnings in the Contract (generally, the excess of Account Value over premiums paid). See "Federal Tax Considerations," page 23.

                           SPECIAL TERMS

As used in this Prospectus, the following terms have the indicated meanings:

         Account Value: The aggregate value under a Contract of the Variable Sub-Accounts, the Fixed Account and the Loan Account.

         Accumulation Unit: An accounting unit of measure used to calculate the value of a Variable Sub-Account.

         Age: The Insured's age at the Insured's last birthday.

         Cash Value: The Account Value less any applicable surrender charges.

         Cash Surrender Value: The Cash Value less all Indebtedness, if applicable.

         Contract Anniversary: The same day and month as the Contract Date for each subsequent year the Contract remains in force.

         Contract Date: The date on or as of which coverage under a Contract becomes effective and the date from which Contract Anniversaries, Contract Years and Contract months are determined.

         Contract Owner: The person having rights to benefits under the Contract during the lifetime of the Insured. The Contract Owner may or may not be the Insured.

         Contract Years: Annual periods computed from the Contract Date.

         Cumulative Minimum Premium: An amount calculated by dividing the guarantee period premium shown on page 3 of your Contract by 12, and multiplying the result by the number of Contract months since issue. See your Contract for further information.

         Death Benefit: The greater of the Death Benefit option under the Contract or the Account Value on the date of death multiplied by the death benefit ratio as specified in the Contract.

         Fixed Account: The portion of the Account Value invested in the general account of the company.

         Funds: The registered management investment companies in which assets of the Variable Account may be invested.

         Indebtedness: All Contract loans, if any, and accrued loan interest.

         In Force: A term used to describe when the Insured's life is covered under the terms of the Contract.

         Initial Death Benefit: The Initial Death Benefit under a Contract is shown on the Contract Data page. The Contract Owner may choose one of two Death Benefit options: a level amount which generally equals the Specified Amount of the Contract; or, a variable amount which generally equals the Specified Amount plus the Account Value.

         Insured: The person whose life is insured under a Contract.

         Loan Account: An account in the Company's General Account, established for any amounts transferred from the Variable Sub-Accounts or Fixed Account for requested loans. The Loan Account credits a fixed rate of interest that is not based on the investment experience of the Variable Account.

         Monthly Activity Date: The day of each month on which the Monthly Deduction Amount is deducted from the Account Value of the Contract. Monthly Activity Dates occur on the same day of the month as the Contract Date. If there is no date equal to the Monthly Activity Date in a particular month, the Monthly Activity Date will be the last day of that month.

         Monthly Deduction Amount: A deduction on each Monthly Activity Date for the cost of insurance charge, and an administrative expense charge.

         Specified Amount: The minimum death benefit under a Contract, equal to the Initial Death Benefit on the Contract Date. Thereafter it may change in accordance with the terms of the partial withdrawal and the subsequent premium provisions of the Contract.

         Target Premium: The premium which determines the amount of any surrender charges applied to the Contract.

         Valuation Day: Every day the New York Stock Exchange is open for trading. The value of the Variable Account is determined at the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on such days.

         Valuation Period: The period between the close of regular trading on the New York Stock Exchange on successive Valuation Days.

         Variable Account: Glenbrook Life Variable Life Separate Account B, an account established by the Company to separate the assets funding the Contracts from other assets of the Company.

         Variable Sub-Accounts: The subaccounts of the Variable Account used to allocate a Contract Owner's Account Value, less Indebtedness, among the Portfolios of the Funds.

                              THE COMPANY

The Company is the issuer of the Contract. The Company is a stock life insurance company organized under the laws of Illinois in 1992. The Company was originally organized under the laws of the State of Indiana in 1965. From 1965 to 1983, the Company was known as "United Standard Life Assurance Company" and from 1983 to 1992, the Company was known as "William Penn Life Assurance Company of America." The Company is licensed to operate in the District of Columbia and all states except New York. The Company intends to market the Contract in those jurisdictions in which it is licensed to operate. The Company's home office is located at 3100 Sanders Road, Northbrook, Illinois 60062.

The Company is a wholly owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), a stock life insurance company incorporated under the laws of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company ("Allstate"), a stock property-liability insurance company incorporated under the laws of Illinois. All of the outstanding capital stock of Allstate is owned by The Allstate Corporation ("the Corporation").


THE VARIABLE ACCOUNT

GENERAL

Glenbrook Life Variable Life Separate Account B is a separate account of the Company established on May 1, 1997 pursuant to the insurance laws of Illinois. The Variable Account is organized as a unit investment trust and registered as such with the Securities and Exchange Commission under the 1940 Act. The Variable Account meets the definition of "separate account" under federal securities law. Under Illinois law, the assets of the Variable Account are held exclusively for the benefit of Contract Owners and persons entitled to payments under the Contracts. The assets of the Variable Account are not chargeable with liabilities arising out of any other business which the Company may conduct.


FUNDS

The Variable Account will invest in shares of one or more Funds. The Funds are registered with the Securities and Exchange Commission as open-end, series, management investment companies. Registration of the Funds does not involve supervision of the Funds' management, investment practices or policies by the Securities and Exchange Commission. The Funds' Portfolios are designed to provide investment vehicles for variable insurance contracts of various insurance companies, in addition to the Variable Account. The Funds currently available for investment by the Variable Account are listed below.


I.  DEAN WITTER FUND

         - VIS Dividend Growth Portfolio -- seeks to provide reasonable current income and long-term growth of income and capital by investing primarily in common stock of companies with a record of paying dividends and the potential for increasing dividends.

         - VIS European Growth Portfolio -- seeks to maximize the capital appreciation on its investments by investing primarily in securities issued by issuers located in Europe.

         - VIS Quality Income Plus Portfolio -- seeks, as its primary objective, to earn a high level of current income and, as a secondary objective, capital appreciation, but only when consistent with its primary objective, by investing primarily in debt securities issued by the U.S. Government, its agencies and instrumentalities, including zero coupon securities, and in fixed-income securities rated A or higher by Moody's Investors Service, Inc. (Moody's) or Standard & Poor's Corporation (Standard & Poor's) or nonrated securities of comparable quality, and by writing covered call and put options against such securities.

         - VIS Utilities Portfolio -- seeks to provide current income and long-term growth of income and capital by investing primarily in equity and fixed-income securities of companies engaged in the public utilities industry.

Dean Witter InterCapital Inc. ("InterCapital"), Two World Trade Center, New York, New York 10048, is the investment manager for the Dean Witter Fund. InterCapital is a wholly owned subsidiary of Dean Witter, Discover & Co. InterCapital is registered with the Securities and Exchange Commission as an investment adviser.

On February 5, 1997, Dean Witter, Discover & Co. and Morgan Stanley Group Inc. announced that they had entered into an Agreement and Plan of Merger, with the combined company to be named Morgan Stanley, Dean Witter, Discover & Co. It is currently anticipated that the transaction will close in mid-1997. Thereafter, InterCapital will be a direct subsidiary of Morgan Stanley, Dean Witter, Discover & Co. Morgan Grenfell Investment Services Limited, located at 20 Finsbury Circus, London, England, is the sub-advisor of the VIS European Growth Portfolio.


II.  DREYFUS FUNDS

         - VIF Growth & Income Portfolio -- seeks to provide long-term capital growth, current income and growth of income, consistent with reasonable investment risk.

         - VIF Money Market Portfolio -- seeks to provide as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

         - The Dreyfus Socially Responsible Growth Fund, Inc. -- seeks to provide capital growth. Current income is a secondary goal. Invests principally in common stocks, or securities convertible into common stock, of companies which, in the opinion of the Fund's management, not only meet traditional investment standards, but also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. The Dreyfus Socially Responsible Growth Fund, Inc. currently is not available for investment by the Variable Account. Please consult your sales representative for future availability.

         - VIF Small Company Stock Portfolio -- seeks to provide investment results that are greater than the total return performance of publicly-traded common stocks, in the aggregate, as represented by the Russell 2500 Index. Invests primarily in a portfolio of equity securities of small to medium-sized domestic issuers, while attempting to maintain volatility and diversification similar to that of the Russell 2500 Index.

 The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166, was formed in 1947 and serves as the Dreyfus Fund's investment manager. The Dreyfus Corporation is a wholly owned subsidiary of Mellon Bank, N.A., which is, in turn, a wholly owned subsidiary of Mellon Bank Corporation. NCM Capital Management Group, Inc., 105 West Main Street, Durham, North Carolina 27701, serves as sub- investment adviser to the Dreyfus Socially Responsible Growth Fund, Inc.

An investment in the Dreyfus VIF Money Market Portfolio is neither insured nor guaranteed by the U.S. Government. There can be no assurance that the Money Market Portfolio will be able to maintain a stable net asset value of $1.00 per share.


III.  FIDELITY FUNDS

         - VIP II Contrafund -- seeks capital appreciation by investing in companies that the adviser, Fidelity Management & Research Company ("FMR"), believes to be undervalued due to an overly pessimistic appraisal by the public.

         - VIP Growth -- seeks capital appreciation by investing primarily in common stocks. The fund may also pursue capital appreciation through the purchase of bonds and preferred stocks.

         - VIP High Income -- seeks high current income by investing primarily in all types of income producing debt securities, preferred stocks, and convertible securities.

Fidelity Management & Research Company, 82 Devonshire Street, Boston, Massachusetts, is the investment manager of the Fidelity Funds.

IV.  MFS FUND

         - MFS Emerging Growth Series -- seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the portfolio's investment objective of long-term growth of capital.

         - MFS Limited Maturity Series -- the primary investment objective is to provide as high a level of current income as is believed to be consistent with prudent investment risk. The portfolio's secondary objective is to protect shareholders' capital.

MFS manages each of its Portfolios pursuant to an Investment Advisory Agreement with MFS Variable Insurance Trust. Under this agreement, MFS provides each Portfolio with overall investment advisory and administrative services, as well as general office facilities.


V.  AMERICAN CENTURY FUNDS

         - American Century VP Balanced -- the investment objective of American Century VP Balanced is capital growth and current income. It will seek to achieve its investment objective by maintaining approximately 60% of the assets of American Century VP Balanced in common stocks that are considered by management to have better than average prospects for appreciation and the remaining assets are maintained in bonds and other fixed income securities.

         - American Century VP International -- the investment objective of American Century VP International is capital growth. It will seek to achieve its investment objective by investing primarily in an internationally diversified portfolio of common stocks that are considered by management to have prospects for appreciation. The Portfolio will invest primarily in securities of issuers located in developed markets.

American Century Investment Management, Inc. serves as the investment manager of American Century Funds. Its principal place of business is American Century Tower, 4500 Main Street, Kansas City, Missouri 64111.

Shares of the Funds are not deposits or obligations of, or guaranteed or endorsed by, any bank and the shares are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency.

All dividends and capital gains distributions from the Portfolios are automatically reinvested in shares of the distributing Portfolio at their net asset value.

The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the income, gains, and losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

There is no assurance that the Portfolios will attain their respective stated objectives. Additional information concerning the investment objectives and policies of the Portfolios can be found in the current prospectuses for the Funds accompanying this Prospectus. You will also find more complete information about the risks associated with each Portfolio in the accompanying prospectuses. You should read the prospectuses for the Funds in conjunction with this Prospectus.

         THE FUND PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF PURCHASE PAYMENTS TO A PARTICULAR VARIABLE SUB-ACCOUNT.

It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in a Fund simultaneously. Although neither the Company nor any such Fund currently foresees any such disadvantages either to variable life insurance or variable annuity contract owners, each Fund's Board of Directors intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If the Board of Directors were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the Company will bear the attendant expenses.

All investment income of and other distributions to each Variable Sub-Account arising from the corresponding Portfolio are reinvested in shares of that Portfolio at net asset value. The income and realized and unrealized gains or losses on the assets of each Variable Sub-Account are separate and are credited to or charged against the particular Variable Sub-Account without regard to income, gains or losses from any other Variable Sub-Account or from any other business of the Company. The Company will purchase shares in the Funds in connection with premiums allocated to the corresponding Variable Sub-Account in accordance with Contract Owners' directions and will redeem shares in the Funds to meet Contract obligations or make adjustments in reserves. The Funds are required to redeem Fund shares at net asset value and to make payment within seven days.

The Company reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the Fund shares underlying the Variable Sub-Accounts. If shares of any of the Funds should no longer be available for investment, or if, in the judgment of the Company's management, further investment in shares of any Portfolio of any Fund should become inappropriate in view of the purposes of the Contracts, the Company may substitute shares of another Portfolio for shares already purchased, or to be purchased in the future, under the Contracts. No substitution of securities will take place without notice to Contract Owners and without prior approval of the Securities and Exchange Commission to the extent required by the 1940 Act. The Company reserves the right to establish additional Variable Sub-accounts, each of which would invest in shares of another Portfolio. Subject to Contract Owner approval, the Company also reserves the right to end the registration under the 1940 Act of the Variable Account or any other separate accounts of which it is the depositor or to operate the Variable Account as a management company under the 1940 Act.

Each Portfolio is subject to certain investment restrictions and policies which may not be changed without the approval of a majority of the shareholders of the Portfolio. See the accompanying prospectuses of the Funds for further information.


THE CONTRACT

APPLICATION FOR A CONTRACT

Individuals wishing to purchase a Contract must submit an application to the Company. A Contract will be issued only on the lives of Insureds age 18-85 who supply evidence of insurability satisfactory to the Company. Acceptance is subject to the Company's underwriting rules and the Company reserves the right to reject an application for any lawful reason. If a Contract is not issued, the premium will be returned to you. No change in the terms or conditions of a Contract will be made without the consent of the Contract Owner.

Once the Company has received the initial premium and underwriting has been approved, the Contract will be issued on the date the Company has received the final requirement for issue. In the case of simplified underwriting, the Contract will be issued or coverage denied within 3 business days of receipt of premium. The Insured will be covered under the Contract, however, as of the Contract Date. Since the Contract Date will generally be the date the Company receives the initial premium, coverage under a Contract may begin before it is actually issued. In addition to determining when coverage begins, the Contract Date determines Monthly Activity Dates, Contract months, and Contract Years.

Under current underwriting rules, a proposed Insured is eligible for simplified underwriting without a medical examination if his or her application responses, initial death benefit, and issue age meet simplified underwriting standards. Customary underwriting standards will apply to all other proposed Insureds.

If the initial death benefit is over the limits established from time to time by the Company (currently $2,000,000), the initial payment will not be accepted with the application. In other cases where we receive the initial payment with the application, we will provide fixed conditional insurance during underwriting according to the terms of a conditional receipt. The fixed conditional insurance will be the amount applied for, up to a maximum that varies by age.

PREMIUMS

The Contract requires the Contract Owner to pay an initial required premium due by the Contract Date. Additional premium payments may be made at any time, and in any amount necessary to avoid termination of the Contract, subject to the following conditions:

         - The Company will not accept any premium which would cause the Contract not to qualify as a life insurance contract under the Code. If this occurs, for us to accept this premium, we must receive a written request from you to increase the specified amount to an amount able to sustain the additional premium. The request to increase the specified amount will require evidence of insurability and approval by the Company.

         - The Company will not accept any premium which would cause the Contract to become a modified endowment contract (see , page ) under the Code. If this occurs, in order for the Company to accept this premium, the Company must first receive from the Contract Owner written acknowledgment of the Contract Owner's understanding that the Contract will become a modified endowment contract.

Unless you request otherwise in writing, any additional premium payment received while a Contract loan exists will be applied first, as a repayment of Indebtedness, and second, as an additional premium payment.

ALLOCATION OF PREMIUMS

Upon completion of underwriting, the Company will either issue a Contract, or deny coverage and return all premiums. If a Contract is issued, the initial premium payment less the premium expense charge, plus an amount equal to the interest that would have been earned had the initial premium been allocated to the Money Market Sub-account since the date of receipt of the premium, will be allocated on the date the Contract is issued. The allocation will be according to the initial premium allocation instructions specified on your application. In the future, the Company may allocate the initial premium to the Fixed Account during the free look period in those states where state law requires premiums to be returned upon exercise of the free-look right.


ACCUMULATION UNIT VALUES

The Accumulation Unit Value for each Variable Sub-Account will vary to reflect the investment experience of the corresponding Portfolio and will be determined on each Valuation Day by multiplying the Accumulation Unit Value of the particular Variable Sub-Account on the preceding Valuation Day by a "Net Investment Factor" for that Sub-Account for the Valuation Period then ended. The Net Investment Factor for each Variable Sub-Account is determined by first dividing (A) the net asset value per share of the corresponding Portfolio at the end of the current Valuation Period (plus the per share dividends or capital gains distributions by that portfolio if the ex-dividend date occurs in the Valuation Period then ended), by (B) the net asset value per share of the corresponding Portfolio at the end of the immediately preceding Valuation Period; and then subtracting from the result an amount equal to the daily deductions for mortality and expense risk charges imposed during the Valuation Period. Applicants should refer to the prospectuses for the Funds which accompany this Prospectus for a description of how the assets of each Fund are valued since the determination has a direct bearing on the Accumulation Unit Value of the corresponding Sub-Account, and, therefore the Account Value of a Contract. See "Contract Benefits and Rights -- Account Value," page 15.

All valuations in connection with a Contract, e.g., with respect to determining Account Value and Cash Surrender Value and in connection with Contract loans, or calculation of Death Benefits, or with respect to determining the number of Accumulation Units to be credited to a Contract with each premium, other than the initial premium and additional premiums requiring underwriting, will be made on the date the request or payment is received in good order by the Company at its Home Office if such date is a Valuation Day; otherwise such determination will be made on the next succeeding date which is a Valuation Day.

Specialized Uses of the Contract: Because the Contract provides for an accumulation of Cash Value as well as a Death Benefit, the Contract can be used for various individual and business financial planning purposes. Purchasing the Contract in part for such purposes entails certain risks. For example, if the investment performance of the Variable Sub-Accounts to which Account Value is allocated is poorer than expected or if sufficient premiums are not paid, the Contract may lapse or may not accumulate sufficient Account Value to fund the purpose for which the Contract was purchased. Withdrawals and Contract loans may significantly affect current and future Account Value, Cash Surrender Value, or Death Benefit proceeds. Depending upon the investment performance of the Portfolios to which the Variable Sub-Accounts correspond, and the amount of a Contract loan, the loan may cause a Contract to lapse. Because the Contract is designed to provide benefits on a long-term basis, before purchasing a Contract for a specialized purpose, you should consider whether the long-term nature of the Contract is consistent with the purpose for which it is being considered. Using a Contract for a specialized purpose may have tax consequences. (See "Federal Tax considerations," Page 23.)


DEDUCTIONS AND CHARGES

MONTHLY DEDUCTIONS

On each Monthly Activity Date including the Contract Date, the Company will deduct from the Account Value attributable to the Variable Account an amount (the "Monthly Deduction Amount") to cover charges and expenses incurred in connection with a Contract. Each Monthly Deduction Amount will be deducted pro rata from each Variable Sub-Account and the Fixed Account attributable to the Contract. The deduction will be such that the proportion of Account Value of the Contract attributable to each Sub-Account and to the Fixed Account remains the same before and after the deduction. The Monthly Deduction Amount will vary monthly. If the Cash Surrender Value is not sufficient to cover a Monthly Deduction Amount due on any Monthly Activity Date, the Contract may lapse. See "Contract Benefits and Rights -- Lapse and Reinstatement," page 17. The following is a summary of the monthly deductions and charges which constitute the Monthly Deduction Amount.

Cost of Insurance Charge: The cost of insurance charge covers the Company's anticipated mortality costs for standard and substandard risks. The current cost of insurance charge will not exceed the guaranteed cost of insurance charge. This charge is the maximum annual cost of insurance per $1,000 as indicated in the Contract, multiplied by the difference between the Death Benefit and the Account Value (both as determined on the Monthly Activity Date), divided by $1,000, and divided by 12. For standard risks, the guaranteed cost of insurance rate is based on the 1980 Commissioners' Standard Ordinary Mortality Table, age last birthday. (Unisex rates may be required in some states). A table of guaranteed cost of insurance charges per $1,000 will be included in each Contract; however, the

Company reserves the right to use rates less than those shown in the table. Substandard risks will be charged at a higher cost of insurance rate that will not exceed rates based on a multiple of the 1980 Commissioners' Standard Ordinary Mortality Table, age last birthday. The multiple will be based on the Insured's substandard rating.

The cost of insurance charge rates are applied to the difference between the Death Benefit determined on the Monthly Activity Date and the Account Value on that same date prior to assessing the Monthly Deduction Amount. The difference between the two amounts is the amount for which the Company is at risk should the Death Benefit be then payable. (For an explanation of the Death Benefit, see "Contract Benefits and Rights" on page 15.)

EXAMPLE:

Specified Amount                                     =        $100,000
Death Benefit Option                                 =        1
Account Value on the Monthly
         Activity Date                               =        $30,000
Insured's Attained Age                               =        45
Death Benefit Ratio for Age 45                       =        2.15


On the Monthly Activity Date in this example, the Death Benefit as then computed would be $100,000, because the Specified Amount ($100,000) is greater than the Account Value multiplied by the applicable Death Benefit ratio ($30,000 x 2.15 = $64,500). Since the Account Value on that date is $30,000, the cost of insurance charges per $1000 are applied to the difference between the Death Benefit and the Account Value($100,000 - $30,000 = $70,000).

Assume that the Account Value in the above example was $50,000. The Death Benefit would then be $107,500 (2.15 x $50,000) , since this is greater than the Specified Amount ($100,000). The cost of insurance rates in this case would be applied to $57,500 ($107,500 - $50,000). (Death Benefit less Account Value).

Because the Account Value and, as a result, the amount for which the Company is at risk under a Contract may vary monthly, the cost of insurance charge may also vary on each Monthly Activity Date.

Monthly Administrative Expense Charge: The Company will deduct monthly from the Account Value an administrative expense charge of $20.00 during the first year and $7.50 in later years. This charge compensates the Company for administrative expenses incurred in the administration of the Variable Account and the Contracts.

All monthly deductions are taken proportionately from the Variable Sub-accounts and the Fixed Account under your Contract.


OTHER DEDUCTIONS

Mortality and Expense Risk Charge: The Company will deduct from the Variable Account a daily charge equivalent to an annual rate of 0.60% of the assets of each Variable Sub-account for the mortality and expense risks the Company assumes in relation to the Contracts. The mortality risk assumed includes the risk that the cost of insurance charges specified in the Contract will be insufficient to meet claims. The Company also assumes a risk that, on the Monthly Activity Date preceding the death of an Insured, the Death Benefit will exceed the amount on which the cost of insurance charges were based. The expense risk assumed is that expenses incurred in issuing and administering the Contracts will exceed the administrative charges set in the Contract.

Taxes Charged Against the Variable Account: Currently, no charge is made to the Variable Account for federal income taxes that may be attributable to the operations of the Variable Account. The Company may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Variable Account or to this class of Contracts may also be made.

Charges Against the Funds: The Variable Account purchases shares of the Funds at net asset value. The net asset value of the Funds' shares reflects investment advisory fees and administrative expenses already deducted from the assets of the Funds. Funds' investment management fees are a percentage of the average daily value of the net assets of the Portfolios:

                                                  FUND EXPENSES
                                         (AS A PERCENTAGE OF PORTFOLIO ASSETS)

as of
                                                                                                                  TOTAL FUND
                                                                             MANAGEMENT           OTHER           ANNUAL
PORTFOLIO                                                                     FEES                EXPENSES        EXPENSES
---------                                                                     --------            --------        --------
Dean Witter VIS Dividend Growth . . . . . . . . . .                              0.56%(1)           0.01%          0.57%
Dean Witter VIS European Growth . . . . . . . . . .                              1.00%              0.11%          1.11%
Dean Witter VIS Utilities . . . . . . . . . . . . .                              0.65%(2)           0.02%          0.67%
Dean Witter VIS Quality Income Plus . . . . . . . .                              0.50%(3)           0.03%          0.53%
Fidelity VIP Growth . . . . . . . . . . . . . . . .                              0.61%              0.08%          0.64%(4)
Fidelity VIP High Income. . . . . . . . . . . . . .                              0.59%              0.12%          0.71%
Fidelity VIP II Contrafund. . . . . . . . . . . . .                              0.61%              0.13%          0.74%(4)
Dreyfus Socially Responsible Growth . . . . . . . .                              0.72%(5)           0.24%          0.96%(5)
Dreyfus VIF Small Company Stock . . . . . . . . . .                              0.56%              0.19%          0.75%(5)
Dreyfus VIF Growth & Income . . . . . . . . . . . .                              0.75%              0.08%          0.83%
Dreyfus VIF Money Market. . . . . . . . . . . . . .                              0.50%              0.12%          0.62%
MFS Emerging Growth Series. . . . . . . . . . . . .                              0.75%(6)           0.25%          1.00%(6)
MFS Limited Maturity Series . . . . . . . . . . . .                              0.55%(6)           0.45%          1.00%(6)
American Century VP International . . . . . . . . .                              1.50%              0.00%          1.50%
American Century VP Balanced. . . . . . . . . . . .                              1.00%              0.00%          1.00%


-----



(1) The management fee is 0.625% for net assets of up to $500 million. For net assets which exceed $500 million, but do not exceed $1 billion, the management fee is 0.50% and for net assets that exceed $1 billion, the management fee is 0.475%.

(2) This percentage is applicable to portfolio net assets of up to $500 million. For net assets which exceed $500 million, the management fee is 0.55%.

(3) This percentage is applicable to portfolio net assets of up to $500 million. For net assets which exceed $500 million, the management fee is 0.45%.

(4) A portion of the brokerage commissions that VIP Growth and VIP Contrafund pay was used to reduce each portfolio's expenses. In addition, certain funds have entered into arrangements with their custodian and transfer agent whereby interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. Including these reductions, the total operating expenses presented in this table would have been .67% for the VIP Growth Portfolio and .71% for the VIP Contrafund Portfolio.

(5) From time to time, The Dreyfus Corporation and, with respect to the Dreyfus Socially Responsible Growth, NCM Capital Management Group, Inc., in their sole discretion may waive all or part of their fees and/or voluntarily assume certain expenses. As of the date of this prospectus, certain fees are being waived or expenses being assumed on a voluntary basis. Without such waivers or reimbursement, the Management Fees, Other Expenses and Total Fund Annual Expenses that would have been incurred for the fiscal year ended December 31, 1996 would have been - 0.75%, 0.24% and 0.99%, for the Dreyfus Socially Responsible Growth respectively; and 0.75%, 0.19% and 0.94%, for the VIF Small Company Stock respectively. There is no guarantee that any fee waiver or expense reimbursement will continue in the future.

(6) The Advisor has agreed to bear expenses for each MFS Series, subject to reimbursement by each Series, such that each Series' "Other Expenses" shall not exceed the following percentages of the average daily net assets of the Series during the fiscal year: 0.45% for the Limited Maturity Series and 0.25% for the Emerging Growth Series. See "Information Concerning Shares of Each Series Expenses." Otherwise, "Other Expenses" and "Total Operating Expenses" for each Series would be: 0.41% and 1.16% for Emerging Growth and 7.00% and 7.55% for Limited Maturity respectively. Each Series has an expense offset arrangement which reduces the Series' custodian fee based upon the amount of cash maintained by the Series with its custodian and dividend disbursing agent. Each Series may also enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Series' expenses). Any such fee reductions are not reflected under "Other Expenses."

Premium Expense Charge: The premium expense charge is currently equal to an annual rate of 4.0%. This charge compensates the Company for premium taxes imposed by various states and local jurisdictions and for federal taxes related to the receipt of premiums under the Contract and that results from the application of section 848 of the Code. The premium tax deduction will be imposed regardless of a Contract Owner's state of residence and, therefore, is made whether any premium tax applies. The premium expense charge is deducted from each premium received prior to being allocated to the Variable or Fixed Account.

Surrender Charge: Upon surrender of the Contract, a Surrender Charge may be assessed. After the fifteenth Contract Year, no surrender charges will be assessed. Full surrenders will be subject to a surrender charge as set forth in the table below:

                    SCHEDULE OF SURRENDER CHARGES

CONTRACT YEAR                                       SURRENDER CHARGE**
1-7 ..................................................      30%
8   ..................................................      27%
9   ..................................................      24%
10  ..................................................      20%
11  ..................................................      16%
12  ..................................................      12%
13  ..................................................      8%
14  ..................................................      4%
15  ..................................................      0%

**                  Surrender Charge as a Percentage of the lesser of the
premium paid or the Target Premium.



CONTRACT BENEFITS AND RIGHTS

DEATH BENEFIT

The Contracts provide for the payment of Death Benefit Proceeds to the named beneficiary when the Insured under the Contract dies. The Proceeds payable to the beneficiary equal the Death Benefit less any Indebtedness and less any unpaid Monthly Deduction Amounts occurring during a Grace Period (if applicable). The Death Benefit is determined by the Death Benefit option that exists under the Contract. The Contract Owner may choose one of two Death Benefit options: a level amount which generally equals the Specified Amount of the Contract; or a variable amount which generally equals the Specified Amount plus the Account Value. As long as the Contract remains In Force, the Death Benefit will not be less than the greater of the current Specified Amount of the Contract or the Account Value multiplied by the Death Benefit ratio under the Contract. The ratios are specified in the Contract and vary according to the attained age of the Insured. An increase in Account Value due to favorable investment experience may therefore increase the Death Benefit above the Specified Amount, and a decrease in Account Value due to unfavorable investment experience may decrease the Death Benefit (but not below the Specified Amount).


EXAMPLES:

                                                        A                B
Specified Amount:                                $100,000         $100,000
Death Benefit Option:                                   1                1
Insured's Age:                                         45               45
Account Value on Date of Death:                  $ 48,000         $ 34,000
Death Benefit Ratio:                                 2.15             2.15


In Example A, the Death Benefit equals $103,200, i.e., the greater of $100,000 (the Specified Amount) and $103,200 (the Account Value at the Date of Death of $48,000, multiplied by the Death Benefit Ratio of 2.15). This amount, less any Indebtedness and due Monthly Deduction Amounts, constitutes the Proceeds which we would pay to the beneficiary.

In Example B, the Death Benefit is $100,000, i.e., the greater of $100,000 (the Specified Amount) or $73,100 (the Account Value of $34,000 multiplied by the Death Benefit Ratio of 2.15).

All or part of the proceeds may be paid in cash or applied under an Income Plan. See "Other Matters -- Payment Options," page 20.

THREE YEAR CONTINUATION PERIOD

All Contracts provide for a three year continuation period which is in effect until the end of the third Contract Year. On any Monthly Activity Date during the continuation period, the Company will guarantee that, regardless of Account Value, the Contract will remain In Force if the amount of cumulative premiums paid less partial withdrawals and any Indebtedness is greater than or equal to the Cumulative Minimum Premium.

GUARANTEE PERIOD

The Contract will not be terminated during the guarantee period even if the cash surrender value is zero. The Contract Owner can select one of three options: (1) no guarantee period; (2) the greater of 10 years or until the Insured's attained age 65; or (3) a lifetime guarantee period. The guarantee period will be terminated prior to the expiration date if the cumulative premiums paid less partial withdrawals and any indebtedness is less than the cumulative guarantee period premium. The cumulative guarantee period premium will be calculated by dividing the Guarantee Period premium shown on page three of your Contract by 12, and multiplying the result by the number of Contract months since issue.

ACCELERATED DEATH BENEFIT

If the Insured becomes terminally ill, the Contract Owner may request an Accelerated Death Benefit in an amount up to the lesser of: (1) 50% of the Specified Amount on the day we receive the request; or (2) $250,000 for all policies issued by the Company which cover the Insured. "Terminally ill" means an illness or physical condition of the Insured that, notwithstanding appropriate medical care, will result in a life expectancy of 12 months or less. If the Insured is terminally ill as the result of an illness, the Accelerated Death Benefit is not available unless the illness occurred at least 30 days after the Issue Date. If the Insured is terminally ill as the result of an accident, the Accelerated Death Benefit is available if the accident occurred after the Issue Date.

We will pay benefits due under the Accelerated Death Benefit provision upon receipt of a written request from the Contract Owner and due proof that the Insured has been diagnosed as terminally ill. The Company reserves the right to require supporting documentation of the diagnosis and to require (at the Company's expense) an examination of the Insured by a physician of the Company's choice to confirm the diagnosis. The amount of the payment will be the amount requested by the Contract Owner, reduced by the sum of: (1) a 12 month interest discount to reflect the early payment; (2) an administrative fee not to exceed $250; and (3) a pro rata amount of any outstanding Contract loan and accrued loan interest. After the payment has been made, the Specified Amount, the Account Value and any outstanding Contract loan will be reduced on a prorata basis. Although the Company reserves the right to charge an administrative fee not to exceed $250, we currently do not impose this fee.

Only one request for an Accelerated Death Benefit per Insured is allowed. The Accelerated Death Benefit may not be available in all states.


OTHER BENEFITS

In addition to the accelerated death benefit, several additional benefits are available to a Contract Owner through amendatory endorsements. The options available are summarized below. For information on these endorsements, in addition to the summary below, please refer to the full text of the endorsements provided with and made a part of the Contract.

WAIVER OF MONTHLY DEDUCTIONS RIDER:

Under this endorsement, all monthly deduction amounts which become due are waived if the insured becomes disabled before age 60. The waiver will be made upon the Company's receipt of due proof of disability in a timely manner. Under the waiver, all benefits under the Contract are available as if the waived payments had been made when due.

CHILDREN'S LEVEL TERM RIDER:

As shown on page 3 of your Contract, the Company will pay the amount of benefit in force to the payee (as defined in the endorsement) for each child insured under this rider. The benefit will be paid upon receipt by the Company of due proof that the child died on or prior to the earlier of: (a) the Contract anniversary on which the child's age is 25; or (b) the coverage expiration date of this rider.

ACCIDENTAL DEATH BENEFIT RIDER:

As shown on page 3 of your Contract, the Company will pay the amount of benefit in force to the beneficiary upon receipt by the Company of due proof that: (a) the insured died solely from accidental injury; (b) death occurred within 90 days of the date of the accidental injury; (c) death took place prior to the Contract Anniversary on which the insured's age is 65; and, (d) the cause of death is not described in the "Risks Not Covered" provision of this rider.

ADDITIONAL INSURED RIDER:

As shown on page 3 of your Contract, the Company will pay the amount of benefit in force to the beneficiary upon receipt by the Company of due proof that the insured died on or prior to the coverage expiration date of this rider.

ACCOUNT VALUE

The Account Value of a Contract will be computed on each Valuation Day. On the Contract Date, the Account Value is equal to the initial premium less the premium expense charge and less the Monthly Deduction Amount for the first Contract month. Thereafter, the Account Value will vary to reflect the investment experience of the Funds, the value of the Loan Account and the Monthly Deduction Amounts. There is no minimum guaranteed Account Value.

The Account Value of a particular Contract is related to the net asset value of the Portfolios that correspond to the Variable Sub-Accounts to which premiums on the Contract have been allocated. The Account Value on any Valuation Day is calculated by multiplying the number of Accumulation Units credited to the Contract in each Variable Sub-Account as of the Valuation Day by the then Accumulation Unit Value of that Sub-Account and then summing the result for all the Sub-Accounts under the Contract and the value of the Fixed Account, plus the value of the Loan Account. See "The Contract -- Accumulation Unit Values," page 11.


TRANSFER OF ACCOUNT VALUE

While the Contract remains In Force and subject to the Company's transfer rules then in effect, the Contract Owner may request that part or all of the Account Value of a particular Variable Sub-Account be transferred to other Variable Sub-Accounts or to the Fixed Account. The Company reserves the right to impose a $10 charge on each such transfer in excess of 12 per Contract Year. Currently, we do not charge for transfers. The minimum amount that can be transferred is shown on the Contract Data page of the Contract (currently, there is no minimum).

Transfers from the Fixed Account may be made once each year within 60 days following the Contract Anniversary. There is no minimum amount which must be transferred from the Fixed Account. The maximum amount which may be transferred from the Fixed Account is the greatest of:

   (1) 25% of the Account Value allocated to the Fixed Account at the time of transfer; or
   (2) the amount transferred from the Fixed Account in the prior Contract Year; or
   (3)      $500.

Telephone transfer requests will be accepted by the Company if received at 1(800)755-5275 by 4:00 p.m., Eastern Time. Telephone transfer requests received at any other telephone number or after 4:00 p.m., Eastern Time will not be accepted by the Company. Telephone transfer requests received before 4:00 p.m., Eastern Time are effected at the next computed value. Transfers by telephone may be made by the Contract Owner's agent of record or attorney-in-fact pursuant to a power of attorney. Telephone transfers may not be permitted in some states. The Company and its agents and affiliates will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. The procedures the Company follows for transactions initiated by telephone include requirements that callers must identify themselves and the Contract Owner by name and social security number or other identifying information. All transfer instructions by telephone are tape recorded.

As a result of a transfer, the number of Accumulation Units credited to the Variable Sub-Account from which the transfer is made will be reduced by the number obtained by dividing the amount transferred by the Accumulation Unit Value of the Sub-Account from which the transfer is made on the Valuation Day the Company receives the transfer request. The number of Accumulation Units credited to the Sub-Account to which the transfer is made will be increased by the number obtained by dividing the amount transferred by the Accumulation Unit Value of that Sub-Account on the Valuation Day the Company receives the transfer request.


DOLLAR COST AVERAGING

Transfers may be made automatically through Dollar Cost Averaging while the Contract is in force. Dollar Cost Averaging permits the Owner to transfer a specified amount every month (or some other frequency as may be determined by the Company) from the Money Market Sub-Account to any other Variable Sub-Account. The theory of Dollar Cost Averaging is that, if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in the Dollar Cost Averaging program does not assure you of a greater profit from your purchases under the program; nor will it prevent or alleviate losses in a declining market.


AUTOMATIC REBALANCING

Transfers may be made automatically through Automatic Rebalancing while the Contract is In Force. By electing Automatic Rebalancing, the Account Value in the Variable Sub-Accounts will be rebalanced to the desired allocation on a quarterly basis, determined from the first date that you decide to rebalance. Each quarter, Account Value will be transferred among Variable Sub-Accounts to achieve the desired allocation.

The desired allocation will be the allocation initially selected, unless subsequently changed. You may change the allocation at any time by giving us written notice. The new allocation will be effective with the first rebalancing that occurs after we receive the written request. We are not responsible for rebalancing that occurs prior to receipt of the written request.


CONTRACT LOANS

While the Contract is in force, a Contract Owner may obtain, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), a cash loan from the Company. Loans are secured by the Contract. The maximum amount available for a loan is 90% of the Contract's Cash Value, less the amount of all Contract loans existing on the date of the loan.

The loan amounts will be transferred proportionately from the Variable Subaccounts and the Fixed Account to the Loan Account unless the Contract Owner specifies otherwise. However, the Company will not withdraw amounts from the Fixed Account equaling more than the total loan multiplied by the ratio of the Fixed Account to the Account Value immediately preceding the loan. The amounts allocated to the Loan Account will be credited with interest at the loan credited rate set forth in the Contract. Loans will bear interest at rates determined by the Company from time to time, but which will not exceed the maximum rate indicated in the Contract (currently, 4% per year). The difference between the value of the Loan Account and the Indebtedness will be transferred on a pro-rata basis from the Variable Sub-Accounts and the Fixed Account to the Loan Account on each Contract Anniversary. If the aggregate outstanding loan(s) and loan interest secured by the Contract exceeds the Cash Value of the Contract, we will give written notice to the Contract Owner that unless we receive an additional payment within 61 days to reduce the aggregate outstanding loan(s) secured by the Contract, the Contract may lapse.

All or any part of any loan secured by a Contract may be repaid while the Contract is still in effect. When loan repayments or interest payments are made, the repayment will be allocated among the Variable Sub-Accounts and the Fixed Account in the same percentage as subsequent payments are allocated (unless the Contract Owner requests a different allocation), and an amount equal to the payment will be deducted from the Loan Account. Any outstanding loan at the end of a Grace Period must be repaid before the Contract will be reinstated. See "Contract Benefits and Rights -- Lapse and Reinstatement," page 17.

A loan, whether or not repaid, will have a permanent effect on the Account Value because the investment results of each Variable Sub-Account and the Fixed Account will apply only to the amount remaining in that account. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Variable Sub-Accounts and/or Fixed Account earn more than the annual interest rate for amounts held in the Loan Account, a Contract Owner's Account Value will not increase as rapidly as it would have had no loan been made. If the Variable Sub-Accounts and/or Fixed Account earn less than that rate, the Contract Owner's Account Value will be greater than it would have been had no loan been made. Also, if not repaid, the aggregate outstanding loan(s) will reduce the Death Benefit Proceeds and Cash Surrender Value otherwise payable.


AMOUNT PAYABLE ON SURRENDER OF THE CONTRACT

While the Contract is in force, a Contract Owner may elect, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), to fully surrender the Contract. Upon surrender, the Contract Owner will receive the Cash Surrender Value determined as of the day the Company receives the Contract Owner's written request or the date requested by the Contract Owner, whichever is later. The Cash Surrender Value equals the Cash Value less any Indebtedness. We will pay the Cash Surrender Value of the Contract within seven days of receipt by the Company of the written request or on the effective surrender date requested by the Contract Owner, whichever is later.

The Contract will terminate on the date of receipt of the written request, or the date the Contract Owner requests the surrender to be effective, whichever is later. For a discussion of the tax consequences of surrendering the Contract, see "Federal Tax Considerations," page 23.

The Contract Owner may elect to apply the surrender proceeds to an Income Plan (see "Other Matters -- Payment Options," page 20).


PARTIAL WITHDRAWALS

While the Contract is in force after the first Contract Year, a Contract Owner may elect once per year, by written request, to make a partial withdrawal from the Cash Surrender Value. The minimum partial withdrawal is shown in the Contract (currently there is no minimum) and the maximum partial withdrawal amount may not reduce the net Account Value to less than $500; otherwise, the request will be treated as a request for full surrender. The partial withdrawal and the partial withdrawal fee (currently the lesser of $25 or 2% of the amount withdrawn) will be deducted pro rata from each Variable Sub-Account and Fixed Account, unless the Contract Owner instructs otherwise. However, the Contract Owner may not withdraw from the Fixed Account more than the total partial withdrawal multiplied by the ratio of the Fixed Account to the Account Value immediately preceding the partial withdrawal.

Any Contract with Death Benefit option 1 will also have a reduction in Specified Amount, in addition to a reduction in Account Value. The Specified Amount after the partial withdrawal will be reduced by the amount of the partial withdrawal.

For a discussion of the tax consequences of partial withdrawals, see "Federal Tax Considerations," page 23.


MATURITY

The Contracts have no maturity date.


LAPSE AND REINSTATEMENT

If the Cash Surrender Value is insufficient to cover a Monthly Deduction Amount due on a Monthly Activity Date, the Contract may lapse. The Company will give written notice to the Contract Owner that if an amount shown in the notice (which will be sufficient to cover the Monthly Deduction Amount(s) due) is not paid within 61 days ("Grace Period"), the Contract will lapse at the end of the Grace Period. The Contract will not lapse regardless of the cash surrender value if the three year continuation period or the guarantee period is in effect.

The Contract will continue through the Grace Period. If, before the end of the Grace Period, the Contract Owner does not pay the amount shown in the notice, the Contract will terminate at the end of the Grace Period. If the Insured dies during the Grace Period, the Proceeds payable under the Contract will be reduced by the Monthly Deduction Amount(s) due and unpaid. See "Contract Benefits and Rights -- Death Benefit," page 15.

If the Contract lapses, the Contract Owner may apply for reinstatement of the Contract by payment of the reinstatement premium (and any applicable charges) required under the Contract. A request for reinstatement must be made within five years of the date the Contract entered a Grace Period. If a loan was outstanding at the time of lapse, the Company will require repayment of the loan before permitting reinstatement. In addition, the Company reserves the right to require evidence of insurability satisfactory to the Company. The reinstatement premium is equal to an amount sufficient to (1) cover all Monthly Deduction Amounts due and unpaid during the Grace Period, and (2) keep the Contract in force for three months after the date of reinstatement. The Specified Amount upon reinstatement cannot exceed the Specified Amount of the Contract at its lapse. The Account Value on the reinstatement date will reflect the Account Value at the time of termination of the Contract plus the premiums paid at the time of reinstatement. Surrender charges, Cost of Insurance, mortality and expense risk charges, administrative expense monthly charges, and Premium Expense Charges will continue to be based on the original Contract Date.


CANCELLATION AND EXCHANGE RIGHTS

A Contract Owner has a limited right to return a Contract for cancellation. If the Contract is returned for cancellation by mail or personal delivery to the Company, or to the agent who sold the Contract, within 45 days of the date of the execution of the application for the Contract, or within 10 days after receipt of the Contract by the Contract Owner (a longer free-look period is provided in certain states), the Company will return to the Contract Owner, within 7 days, the premiums paid adjusted to reflect any investment gain or loss resulting from allocation to the Variable Account prior to the date of cancellation, unless state law requires a return of premium without adjustment. If, upon cancellation of the Contract at the end of the free look period, the Company is required to return the premiums paid, and where approved by the applicable state, the Company reserves the right to allocate all premium payments made prior to the expiration of the free-look period to the Money Market Sub-account of the Variable Account.

Once the Contract is in effect, it may be exchanged during the first 24 months after its issuance for a nonvariable life insurance contract on the life of the Insured without evidence of insurability. This exchange will be implemented by transferring the Account Value to the Fixed Account and removing your future right to allocate funds to the Variable Account. The amount at risk to the Company (i.e., the difference between the Death Benefit and the Account Value) under the new contract will be equal to or less than the amount at risk to the Company under the exchanged Contract on the date of exchange. Premiums and charges under the new contract will be based on the same risk classification as the exchanged Contract. For new contracts, the Company reserves the right to make a contract available that is offered by the Company's parent or by any affiliate of the Company.

SUSPENSION OF VALUATION, PAYMENTS AND TRANSFERS

The Company will suspend all procedures requiring valuation of the Variable Account (including transfers, surrenders and loans) on any day the New York Stock Exchange is closed or trading is restricted due to an existing emergency as defined by the Securities and Exchange Commission, or on any day the Commission has ordered that the right of surrender of the Contracts be suspended for the protection of Contract Owners, until such condition has ended.

THE FIXED ACCOUNT

INTRODUCTION

Contributions under the fixed portion of the Contract and transfers to the fixed portion of the Contract become part of the general account of the Company, which supports insurance and annuity obligations. Because of exemptive and exclusionary provisions, interests in the general account are not registered under the Securities Act of 1933 ("1933 Act"), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither thegeneral account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts and the Company has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus which relate to the fixed portion. Disclosures regarding the fixed portion of the Contract and the general account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

GENERAL DESCRIPTION

Contributions made to the Fixed Account are invested in the general account of the Company. The general account is made up of all of the general assets of the Company, other than those in the Variable Account and in any other segregated asset account of the Company. Instead of the Contract Owner bearing the investment risk as is the case for amounts in the Variable Account, the Company bears the full investment risk for all amounts contributed to the general account. The Company has sole discretion to invest the assets of the general account, subject to applicable law. The Company guarantees that the amounts allocated to the Fixed Account will be credited interest at a net effective interest rate of at least the minimum guaranteed rate found in the Contract. Currently, the amount of interest credited in excess of the guaranteed rate will vary periodically in the sole discretion of the Company. Any interest held in the general account does not entitle a Contract Owner to share in the investment experience of the general account.

Money deposited in the Fixed Account earns interest for the Guarantee Period at the current rate in effect at the time of allocation or transfer. After the Guarantee Period, a renewal rate will be declared by the Company. Subsequent renewal dates will be on anniversaries of the first renewal date. On or about each renewal date, the Company will notify the Owner of the interest rate(s). The interest rate will be guaranteed by the Company for a full year and will not be less than the guaranteed rate found in the Contract. The Company may declare more than one interest rate for different monies based upon the date of allocation or transfer to the Fixed Account and based upon the Guarantee Period.

The Company will offer a one year Guarantee Period. Additional Guarantee Periods are offered at the sole discretion of the Company.

OTHER MATTERS

VOTING RIGHTS

In accordance with its view of presently applicable law, the Company will vote the shares of the Portfolios at regular and special meetings of the shareholders of the Funds in accordance with instructions from Contract Owners (or the assignee of the Contract, as the case may be) having a voting interest in the Variable Account. The number of shares of a Portfolio held in a Variable Sub-Account which are attributable to each Contract Owner is determined by dividing the Contract Owner's interest in that Variable Sub-Account by the per share net asset value of the corresponding Portfolio. The Company will vote shares for which no instructions have been given and shares which are not attributable to Contract Owners (i.e., shares owned by the Company) in the same proportion as it votes shares for which it has received instructions. If the 1940 Act or any rule promulgated thereunder should be amended, however, or if the Company's present interpretation should change and, as a result, the Company determines it is permitted to vote the shares of the Funds in its own right, it may elect to do so.

The voting interests of the Contract Owner (or the assignee) in the Funds will be determined as follows: Contract Owners are entitled to give voting instructions to the Company with respect to Portfolio shares attributable to them as described above, determined on the record date for the shareholder meeting for that Portfolio. Therefore, if a Contract Owner has taken a loan secured by the Contract, amounts transferred from the Variable Sub-Account(s) to the Loan Account in connection with the loan (see "Contract Benefits and Rights -- Contract Loans," page 16) will not be considered in determining the voting interests of the Contract Owner. Contract Owners should review the prospectuses for the Funds which accompany this Prospectus to determine matters on which Fund shareholders may vote.

The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Portfolios or to approve or disapprove an investment advisory contract for one or more of the Portfolios.

In addition, the Company itself may disregard voting instructions in favor of changes initiated by Contract Owners in the investment objectives or the investment adviser of the Funds if the Company reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities. If the Company does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to Contract Owners.

STATEMENTS TO CONTRACT OWNERS

The Company will maintain all records relating to the Variable Account and the Variable Sub-Accounts. At least once each Contract Year, the Company will send to each Contract Owner a statement showing the Coverage Amount and the Account Value of the Contract (indicating the number of Accumulation Units credited to the Contract in each Variable Sub-Account and the corresponding Accumulation Unit Value), the Fixed Account and any outstanding loan secured by the Contract as of the date of the statement. The statement will also show premium paid, and Monthly Deduction Amounts under the Contract since the last statement, and any other information required by any applicable law or regulation.


LIMIT ON RIGHT TO CONTEST

The Company may not contest the validity of the Contract after it has been in effect during the Insured's lifetime for two years from the Contract Date. If the Contract is reinstated, the two-year period is measured from the date of reinstatement. Any increase in the Specified Amount for which evidence of insurability was obtained is contestable for 2 years from its effective date. In addition, if the Insured dies by suicide while sane or self destruction while insane in the two-year period after the Contract Date, or such period as specified by state law, the benefit payable will be limited to the Account Value less any Indebtedness. If the Insured dies by suicide while sane or self-destruction while insane in the two-year period following an increase in the Specified Amount, the benefit payable with respect to the increase will be limited to the cost of insurance paid for such increase.


MISSTATEMENT AS TO AGE AND SEX

If the age or sex of the Insured is incorrectly stated, the Death Benefit will be appropriately adjusted as specified in the Contract.


PAYMENT OPTIONS

The surrender proceeds or Death Benefit Proceeds under the Contracts may be paid in a lump sum or may be applied to one of the Company's Income Plans. If the amount to be applied to an Income Plan is less than $3,000 or if it would result in an initial income payment of less than $20, the Company may require that the frequency of income payments be decreased such that the income payments are greater than $20 each, or it may elect to pay the amount in a lump sum. No surrender or partial withdrawals are permitted after payments under an Income Plan commence.

We will pay interest on the Proceeds from the date of the Insured's death to the date payment is made or a payment option is elected. At such times, the Proceeds are not subject to the investment experience of the Variable Account.

The Income Plans are fixed annuities payable from the Company's general account. They do not reflect the investment experience of the Variable Account. Fixed annuity payments are determined by multiplying the amount applied to the annuity by a rate to be determined by the Company which is no less than the rate specified in the fixed payment annuity tables in the Contract. The annuity payment will remain level for the duration of the annuity. The Company may require proof of age and gender of the payee (and joint payee, if applicable) before payments begin. The Company may also require proof that such person(s) are living before it makes each payment.

The following options are available under the Contracts (the Company may offer other payment options):

    INCOME PLAN 1 -- Life Income With Guaranteed Payments

The Company will make payments for as long as the payee lives. If the payee dies before the selected number of guaranteed payments have been made, the Company will continue to pay the remainder of the guaranteed payments.

    INCOME PLAN 2 -- Joint and Survivor Life Income With Guaranteed Payments

The Company will make payments for as long as either the payee or Joint payee, named at the time of Income Plan selection, is living. If both the payee and the Joint payee die before the selected number of guaranteed payments have been made, the Company will continue to pay the remainder of the guaranteed payments.

The Company will make any other arrangements for income payments as may be agreed on.


BENEFICIARY

The applicant names the beneficiary in the application for the Contract. The Contract Owner may change the beneficiary (unless irrevocably named) during the Insured's lifetime by written request to the Company. If no beneficiary is living when the Insured dies, the Proceeds will be paid to the Contract Owner if living; otherwise to the Contract Owner's estate.


ASSIGNMENT

Unless required by state law, the Contract may not be assigned as collateral for a loan or other obligation.


DIVIDENDS

No dividends will be paid under the Contracts.



                    GLENBROOK LIFE AND ANNUITY COMPANY
               EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY


The directors and executive officers are listed below, together with information as to their ages, dates of election and principal business occupations during the last five years (if other than their present occupation).


LOUIS G. LOWER, II, 51, Chief Executive Officer and Chairman of the Board
(1995)*

Also Director (1986-Present) and Senior Vice President (1995-Present) of Allstate Insurance Company; Director (1991-Present)of Allstate Life Financial Services, Inc.; Director (1986-Present) and President (1990-Present) Allstate Life Insurance Company; Director (1983-Present) and Chairman of the Board (1990-Present) of Allstate Life Insurance Company of New York; Director (1990-Present), Chairman of the Board of Directors and Chief Executive Officer (1995-Present), Chairman of the Board of Directors and President (1990-1995) of Glenbrook Life Insurance Company; Director and Chairman of the Board (1995-Present) of Laughlin Group Holdings, Inc.; Director and Chairman of the Board of Directors and Chief Executive Officer (1989-Present) Lincoln Benefit Life Insurance Company; Director (1986-Present), Chairman of the Board of Directors and Chief Executive Officer (1995-Present) of Northbrook Life Insurance Company; Chairman of the Board of Directors and Chief Executive Officer (1995-Present) Surety Life Insurance Company.

PETER H. HECKMAN, 51, President, Chief Operating Officer and Director (1996)*

Also Director and Vice President (1988-Present) of Allstate Life Insurance Company; Director (1990-1996), Vice President (1989-Present), Allstate Life Insurance Company of New York; Director (1991-1993) of Allstate Life Financial Services, Inc.; Director (1990-Present), President and Chief Operating Officer (1996-Present), and Vice President (1990-1996), Glenbrook Life Insurance Company; Director (1995-Present) and Vice Chairman of the Board (1996-Present) Laughlin Group Holdings, Inc.; Director (1990-Present) and Vice Chairman of the Board (1996-Present) Lincoln Benefit Life Company; Director (1988-Present) President and Chief Operating Officer (1996-Present), and was Vice President (1989-1996), Northbrook Life Insurance Company; Director (1995-Present) and Vice Chairman of the Board (1996-Present) Surety Life Insurance Company.


MICHAEL J. VELOTTA, 50, Vice President, Secretary, General Counsel, and Director (1992)*

Also Director and Secretary (1993 - Present) of Allstate Life Financial Services, Inc.; Director (1992-Present) Vice President, Secretary and General Counsel (1993-Present) Allstate Life Insurance Company; Director (1992- Present) Vice President, Secretary and General Counsel (1993-Present) Allstate Life Insurance Company of New York; Director (1992-Present) Vice President, Secretary and General Counsel (1993-Present) Glenbrook Life Insurance Company; Director and Secretary (1995-Present) Laughlin Group Holdings, Inc.; Director (1992-Present) and Assistant Secretary (1995- Present) Lincoln Benefit Life Company; Director (1992-Present) Vice President, Secretary and General Counsel (1993-Present) Northbrook Life Insurance Company; Director and Assistant Secretary (1995-Present) Surety Life Insurance Company.

JOHN R. HUNTER, 41, Director (1996)*

Also Assistant Vice President (1990-Present) Allstate Life Insurance Company; Assistant Vice President (1996-Present) Allstate Life Insurance Company of New York; Director (1996-Present) Glenbrook Life Insurance Company; and Director (1994-Present) and Assistant Vice President (1990-Present) Northbrook Life Insurance Company.


G. CRAIG WHITEHEAD, 50 , Director and Senior Vice President (1995)*

Also Assistant Vice President (1991-Present) Allstate Life Insurance Company; Director (1994-Present) Assistant Vice President (1991-Present) Glenbrook Life Insurance Company; Assistant Vice President (1992-Present) Secretary (1995) Senior Vice President and Director (1995-Present) Glenbrook Life and Annuity Company; Director (1995-Present) Laughlin Group Holdings, Inc.


MARLA G. FRIEDMAN, 43, Vice President (1996)*

Also Director (1991-Present) and Vice President (1988-Present) Allstate Life Insurance Company; Director (1993-1996) Allstate Life Financial Services, Inc.; Assistant Vice President (1996-Present) Allstate Life Insurance Company of New York; Director (1991-1996), President and Chief Operating Officer (1995-1996) and Vice President (1990-1995) and (1996-Present) Glenbrook Life Insurance Company; Director and Vice Chairman of the Board (1995-1996) Laughlin Group Holdings, Inc.; Director (1989-1996), President and Chief Operating Officer (1995-1996) and Vice President (1996-Present) Northbrook Life Insurance Company.


KEVIN R. SLAWIN, (39), Vice President (1996)*

Also Director (1996-Present) and Assistant Treasurer (1995-1996) Allstate Life Financial Services, Inc.; Director and Vice President (1996-Present) and Assistant Treasurer (1995-1996) Allstate Life Insurance Company; Director and Vice President (1996-Present) and Assistant Treasurer (1995-1996) Allstate Life Insurance Company of New York; Director and Vice President (1996-Present) and Assistant Treasurer (1995-1996) Glenbrook Life Insurance Company; Director (1996-Present) and Assistant Treasurer (1995-1996) Laughlin Group Holdings, Inc.; Director (1996-Present) Lincoln Benefit Life Company; Director and Vice President (1996-Present) and Assistant Treasurer (1995-1996) Northbrook Life Insurance Company; Director (1996- Present) Surety Life Insurance Company; Assistant Treasurer and Director (1994-1995) Sears Roebuck and Company; and Treasurer and First Vice President (1986-1994) Sears Mortgage Corporation.


CASEY J. SYLLA, 53, Chief Investment Officer (1995)*

Also Director (1995 - Present ) Senior Vice President and Chief Investment Officer (1995 - Present) Allstate Insurance Company; Director (1995 - Present) Chief Investment Officer (1995 - Present) Allstate Life Insurance Company; Chief Investment Officer (1995 - Present) Allstate Life Insurance Company of New York; Chief Investment Officer (1995 - Present) Glenbrook Life Insurance Company; Director and Chief Investment Officer (1995 - Present) Northbrook Life Insurance Company. Prior to 1995 he was Senior Vice President and Executive Officer Investments (1992-1995) of Northwestern Mutual Life Insurance Company.


JAMES P. ZILS, 46, Treasurer (1995)*

Also Vice President and Treasurer (1995 - Present) Allstate Insurance Company; Treasurer (1995 - Present) Allstate Life Financial Services, Inc.; Treasurer (1995 - Present) Allstate Life Insurance Company; Treasurer (1995 Present) Allstate Life Insurance Company of New York; Treasurer (1995 - Present) Glenbrook Life Insurance Company; Treasurer (1995 - Present) Laughlin Group Holdings, Inc.; and Treasurer (1995 - Present) Northbrook Life Insurance Company. Prior to 1995 he was Vice President of Allstate Life Insurance Company. Prior to 1993 he held various management positions.

*Date elected/appointed to current office.


DISTRIBUTION OF THE CONTRACTS

The Company intends to sell the Contracts in all jurisdictions where it is licensed to do business. The Contracts will be sold by [life insurance sales representatives who represent the Company and who are registered representatives of] Allstate Life Financial Services, Inc. ("ALFS") or certain other registered broker-dealers. ALFS, located at 3100 Sanders Road, Northbrook, Illinois, is a wholly owned subsidary of Allstate Life Insurance Company, and will serve as the principal underwriter of the Contracts. ALFS is registered as a broker-dealer under the Securities and Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. on June 30, 1993.

Any sales representative or employee will have been qualified to sell variable life insurance contracts under applicable federal and state laws. Each broker-dealer is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc.

ALFS, the principal underwriter for the Contracts, was incorporated on March 25, 1988 under the laws of Illinois. Its principal business offices are located 3100 Sanders Road, Northbrook, Illinois. ALFS' officers and employees are covered by a brokers' blanket bond in the amount of $5,000,000. The maximum sales commission payable to Company agents, independent registered insurance brokers, and other registered broker-dealers is 90% of initial premium. The Company may pay or permit other promotional incentives, in cash or credit or other compensation.

The underwriting agreement with ALFS provides for indemnification of ALFS by the Company for liability to owners arising out of services rendered or contracts issued.

SAFEKEEPING OF THE VARIABLE
ACCOUNT'S ASSETS

The assets of the Variable Account are held by the Company. The assets of the Variable Account are kept physically segregated and held separate and apart from the General Account of the Company. The Company maintains records of all purchases and redemptions of shares of the Funds.


FEDERAL TAX CONSIDERATIONS

INTRODUCTION

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. THE COMPANY MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT. Federal, state, local and other tax consequences of ownership or purchase of a life insurance contract depend upon the individual circumstances of each person. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a qualified tax advisor.


TAXATION OF THE COMPANY AND THE VARIABLE ACCOUNT

The Company is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Variable Account is not an entity separate from the Company and its operations form a part of the Company, it will not be taxed separately as a "Regulated Investment Company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the Contracts. Under existing federal income tax law, the Company believes that the Variable Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contracts.

Accordingly, the Company does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore the Company does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in the Company being taxed on income or gains attributable to the Variable Account, then the Company may impose a charge against the Variable Account (with respect to some or all Contracts) in order to set aside provisions to pay such taxes.


TAXATION OF CONTRACT BENEFITS

In order to qualify as a life insurance contract for federal income tax purposes, the Contract must meet the definition of a life insurance contract set forth in Section 7702 of the Code. Section 7702 limits the amount of premiums that may be invested in a contract that is treated as life insurance. The manner in which Section 7702 should be applied to certain features of the Contract offered in this prospectus is not directly addressed in Section 7702. Nevertheless, the Company believes that the Contract will meet the Section 7702 definition of a life insurance contract. This means that:

              - the death benefit should be fully excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code; and

              - the Contract Owner should not be considered in constructive receipt of the Cash Value of the Contract, including any increases, until actual cancellation of the Contract.

In addition, in the absence of final regulations or other pertinent interpretations of Section 7702, there is necessarily some uncertainty as to whether a substandard risk Contract will meet the statutory life insurance contract definition. If a Contract were determined not to be a life insurance contract for purposes of Section 7702, such Contract would not provide most of the tax advantages normally provided by a life insurance contract. The Company reserves the right to amend the Contracts to comply with any future changes in the Code, any regulations or rulings under the Code and any other requirements imposed by the Internal Revenue Service.

If you own and are the Insured under the Contract, the Death Benefit will be included in your gross estate for federal estate tax purposes if the proceeds are payable to your estate. If the beneficiary is other than your estate but you retained incidents of ownership in the Contract, the Death Benefit will also be included in your gross estate. Examples of incidents of ownership include, but are not limited to, the right to change beneficiaries, to assign the Contract or revoke an assignment, to pledge the Contract or to obtain a Contract loan. If you own and are the Insured under the Contract and you transfer all incidents of ownership in the Contract, the Death Benefit will be included in your gross estate if you die within three years from the date of the ownership transfer. State and local estate and inheritance tax consequences may also apply. In addition, certain transfers of the Contract or Death Benefit, either during life or at death, to individuals (or trusts for the benefit of such individuals) two or more generations below that of the transferor may be subject to the federal generation skipping transfer tax.

In addition, the Contract may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Contract in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement.


MODIFIED ENDOWMENT CONTRACTS

A life insurance contract is treated as a "modified endowment contract" under
Section 7702A of the Code if it meets the definition of life insurance in
Section 7702 but fails the "seven-pay" test of Section 7702A. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules provided in Section 7702A(c). The Company will not accept any premiums that cause the Contract to become a modified endowment contract unless the Company first receives from the Contract Owner written acknowledgment of the Contract Owner's understanding that the Contract will become a modified endowment contract. An exchange under Section 1035 of the Code of a life insurance contract that is not a modified endowment contract will not cause the new contract to be a modified endowment contract if no additional premiums are paid. An exchange under Section 1035 of the Code of a life insurance contract that is a modified endowment contract for a new life insurance contract will always cause the new contract to be a modified endowment contract. A contract that is classified as a modified endowment contract is generally eligible for the beneficial tax treatment accorded to life insurance. Accordingly, the death benefit is excluded from income and increments in value are not subject to current taxation. If a person receives any amount as a Contract loan from a modified endowment contract, or assigns or pledges any part of the value of the contract, such amount is treated as a distribution. Unlike other life insurance contracts, distributions received before the insured's death are treated first as income (to the extent of gain) and then as recovery of investment in the contract. Any amounts that are taxable withdrawals will be subject to a 10% additional tax, with certain exceptions: (1) distributions made on or after the date on which the taxpayer attains age 59 1/2; (2) distributions attributable to the taxpayer's becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) any distribution that is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his or her beneficiary.

All modified endowment contracts that are issued within any calendar year to the same Contract Owner by one company or its affiliates shall be treated as one modified endowment contract in determining the taxable portion of any loan or distributions.


DIVERSIFICATION REQUIREMENTS

For a Contract to be treated as a variable life insurance contract for federal tax purposes, the investments in the Variable Account must be "adequately diversified" in accordance with the standards provided in the Treasury regulations. If the investments in the Variable Account are not adequately diversified, then the Contract will not be treated as a variable life insurance contract for federal income tax purposes and the Owner will be taxed on the excess of the Contract Value over the investment in the Contract. Although the Company does not have control over the Portfolios or their investments, the Company expects the Portfolios to meet the diversification requirements.


OWNERSHIP TREATMENT

In connection with the issuance of the regulations on the adequate diversification standards, the Department of the Treasury announced that the regulations do not provide guidance concerning the extent to which contract owners may direct their investments among sub-accounts of a Variable Account. The Internal Revenue Service has previously stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that guidance would be issued in the future regarding the extent that owners could direct their investments among sub-accounts without being treated as owners of the underlying assets of the Variable Account. As of the date of this prospectus, no such guidance has been issued.

The ownership rights under this contract are similar to, but different in certain respects from, those described by the Internal Revenue Service in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the Owner of this Contract has the choice of more investment options to which to allocate premiums and contract values, and may be able to transfer among investment options more frequently than in such rulings. These differences could result in the Contract Owner being treated as the owner of the Variable Account. In those circumstances, income and gain from the Variable Account assets would be includable in the Contract Owner's gross income. In addition, the Company does not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. It is possible that the Treasury Department's position, when announced, may adversely affect the tax treatment of existing contracts. The Company, therefore, reserves the right to modify the Contract as necessary to attempt to prevent the Contract Owner from being considered the federal tax owner of the assets of the Variable Account. However, the Company makes no guarantee that such modification to the Contract will be successful.

POLICY LOAN INTEREST

Interest paid on loans against a Contract is generally not deductible.


ADDITIONAL INFORMATION ABOUT THE COMPANY

The Company also acts as the sponsor for four other of its separate accounts that are registered investment companies: Glenbrook Life and Annuity Company Variable Annuity Account, Glenbrook Life and Annuity Company Separate Account A, Glenbrook Life Variable Life Separate Account A, and Glenbrook Life Multi-Manager Variable Account. The officers and employees of the Company are covered by a fidelity bond in the amount of $5,000,000. No person beneficially owns more than 5% of the outstanding voting stock of The Allstate Corporation, of which the Company is an indirect wholly owned subsidiary.

LEGAL PROCEEDINGS

From time to time the Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate the ultimate liability arising from such pending or threatened litigation to have a material effect on the financial condition of the Company or the Variable Account.

LEGAL MATTERS

Joan E. Boros, Esquire, Katten, Muchin & Zavis, Washington, D.C., has provided advice on certain legal matters relating to the federal securities laws applicable to the issue and sale of the Contracts. All matters of Illinois law pertaining to the Contracts, including the validity of the Contracts and the Company's right to issue such Contracts under Illinois insurance law, have been passed upon by Michael J. Velotta, General Counsel of the Company.

REGISTRATION STATEMENT

A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended. This Prospectus does not contain all information set forth in that registration statement, its amendments and exhibits, to all of which reference is made for further information concerning the Variable Account, the Funds, the Company, and the Contracts.

EXPERTS

The financial statements of the Company as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 and the related financial statement schedule included in this Prospectus have been audited by Deloitte & Touche LLP, Two Prudential Plaza, 180 North Stetson Avenue, Chicago, IL 60601-6779, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The hypothetical Contract illustrations included in this Prospectus have been approved by , and are included in reliance upon his/her opinion as to their reasonableness. (Illustrations to be provided by pre-effective amendment).

FINANCIAL INFORMATION

Financial statements for the Variable Account are not included herein because, as of the date of this Prospectus, sales of the Contracts had not commenced and the Variable Account therefore had no assets. The financial statements for the Company appearing immediately below should be considered as bearing only on the ability of the Company to fulfill its obligations under the Contracts. They do not relate to the investment performance of the Variable Account.

(Company financials to be filed by pre-effective amendment).
(Appendix A to be filed by pre-effective amendment).

                      PART II - OTHER INFORMATION


                      UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                  REPRESENTATION AS TO FEES AND CHARGES

         Glenbrook Life and Annuity Company represents that the fees and charges deducted under the Flexible Premium Variable Universal Life Insurance Contract hereby registered by this Registration Statement, in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Glenbrook Life and Annuity Company.


                  REPRESENTATION PURSUANT TO RULE 6e-3(T)

         This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 ("Investment Company Act").


                            RULE 484 UNDERTAKING

         The By-Laws of Glenbrook Life and Annuity Company ("Depositor") which are incorporated herein by reference as Exhibit 1.(6)(b), provide that it will indemnify its officers and directors for certain damages and expenses that may be incurred in the performance of their duty to Depositor. No indemnification is provided, however, when such person is adjudged to be liable for negligence or misconduct in the performance of his or her duty, unless indemnification is deemed appropriate by the court upon application. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.



                  CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following Papers and Documents:
The Facing Sheet.
The Prospectus consisting of ___ pages.
The Undertaking to File Reports.
Rule 484 Undertaking.
Representation As To Fees and Charges.
Representation Pursuant to Rule 6e-3(T).
The Signatures.
Written Consents of the following persons:

         (a)      Messrs. Katten, Muchin & Zavis**
         (b)      Deloitte & Touche, LLP**

The following exhibits:
1.       The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:
                  (1)      Form of Resolution of the Board of Directors of
                           Glenbrook Life and Annuity Company authorizing
                           establishment of the Glenbrook Life Variable Life Separate
                           Account B.*
                  (2)      Not Applicable.
                  (3)      (a)      Form of Principal Underwriting Agreement.**
                           (b)      Form of Selling Agreement.**
                           (c)      See Exhibit 1(3)(b).
                  (4)      Not Applicable.
                  (5)      Specimen Contract.*
                  (6)      (a)      Certificate of Incorporation of Glenbrook Life and Annuity
                                    Company.***
                           (b)      By-laws of Glenbrook Life and Annuity Company.***
                  (7)      Not Applicable.
                  (8)      Form of Participation Agreements.**
                  (9)      Not Applicable.
                  (10)     Form of Application for Contract.**
2.       Opinion of Counsel.**
3.       Financial Statements omitted from the prospectus pursuant to instruction 1(b) or 1(c)
                  (1)      Not Applicable.
                  (2)      Financial Statements pursuant to 1(c).**
4.       Not Applicable.
5.       Financial Data Schedule. ****
6.       Not Applicable.
7.       Powers of Attorney.*
8.       Consents.**
                  (1)      Messrs.  Katten, Muchin & Zavis
                  (2)      Deloitte & Touche, LLP

9.       Procedures  Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii)**
10.      Actuarial Opinion and Consent**

*        Filed herewith.
**       Exhibits to be filed by Pre-effective Amendment.
***      Previously filed in Form S-1 Registration Statement No. 333-07275 dated June 28,
         1996, and incorporated by reference.
****     Previously filed in Depositor's Form 10-K filed March 31, 1997.


                               SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, Glenbrook Life Variable Life Separate Account B, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the Township of Northfield, State of Illinois, on the 29th day of May 1997.


                      GLENBROOK LIFE VARIABLE LIFE SEPARATE ACCOUNT B
                                    (Registrant)

                                          GLENBROOK LIFE AND ANNUITY COMPANY
                                                    (Depositor)

(SEAL)
    Attest:/s/BRENDA D. SNEED           By: /s/MICHAEL J. VELOTTA
           -------------------              ----------------------
            Brenda D. Sneed                   Michael J. Velotta
            Assistant Secretary               Vice President, Secretary and
            and Assistant General Counsel     General Counsel


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following Directors and Officers of Glenbrook Life and Annuity Company on the 29th day of May 1997.


*/LOUIS G. LOWER, II          Chairman of the Board of Directors and
--------------------          Chief Executive Officer
  Louis G. Lower, II          (Principal Executive Officer)


/s/MICHAEL J. VELOTTA         Vice President, Secretary, General
----------------------        Counsel and Director
  Michael J. Velotta

*/PETER H. HECKMAN            President, Chief Operating Officer
--------------------          and Director
  Peter H. Heckman

*/JOHN R. HUNTER              Director
--------------------
  John R. Hunter

*/MARLA G. FRIEDMAN           Vice President
--------------------
  Marla G. Friedman

*/KEVIN R. SLAWIN             Vice President
-------------------           (Principal Financial Officer)
  Kevin R. Slawin

*/G. CRAIG WHITEHEAD          Senior Vice President and Director
---------------------
  G. Craig Whitehead

*/CASEY J. SYLLA              Chief Investment Officer
---------------------
   Casey J. Sylla

*/JAMES P. ZILS               Treasurer
---------------------
  James P. Zils

*/KEITH A. HAUSCHILDT         Assistant Vice President and Controller
---------------------         (Principal Accounting Officer)
  Keith A. Hauschildt

*/ By Michael J. Velotta, pursuant to Power of Attorney filed herewith.